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                            June 8, 2021

       Andrew Spring
       Chief Financial Officer
       Empower Ltd.
       c/o MidOcean Partners
       245 Park Avenue, 38th Floor
       New York, NY 10167

                                                        Re: Empower Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 25, 2021
                                                            File No. 333-255133

       Dear Mr. Spring:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Information about Holley, page 17

   1. We note your revisions in response to our comment 2. Please balance your disclosure about what you believe
to be the size of the performance automotive aftermarket parts industry with the
percentage of that market that you are currently seeking to address in your product
categories. For example, we note that the six product categories you describe on page 188
each represent between 1% and 4% of the total addressable market.
   2. We note your response to comment 3. Please disclose that the October 2020 study was prepared for your
majority shareholder. Notwithstanding the terms of the engagement
 Andrew Spring
Empower Ltd.
June 8, 2021
Page 2
         letter, please explain why you are not required to identify the third party by name and to
         obtain and file the third party   s consent pursuant to Rule 436 of
the Securities Act and
         Securities Act Rules C&DI 233.02.
Unaudited Pro forma Condensed Combined Statement of Comprehensive Income
(Loss), page
81

3. Please revise to present the impact of the partial repayment of debt included in footnote
         AA and AD in the Financing Transaction Accounting Adjustments column of the pro forma income statements.
Notes to Unaudited Pro Forma Condensed Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 89

4. We note your revised disclosure in response to our comment 11. Please revise to include the basis for the rates used in your calculations for pro forma income tax expense.
Certain Projected Financial Information, page 120

5. We note your disclosure in response to comment 12. Please provide the assumptions used for competition, general business, economic market, financial conditions and matters specific to the business of Holley.
Unudited Consolidated Financial Statements of Holley Intermediate Holdings, Inc. and
Subsidiaries
Note 14. Subsequent Events, page F-88

6. We note that Holley Intermediate Holdings, Inc. acquired substantially all of the assets and liabilities of AEM Performance Inc. for approximately $52 million on April 14, 2021.
         Please expand your disclosure to specify whether this was a business acquisition and how you funded the acquisition.
Exhibit 23.2, page II-3

7.       The consent does not include the auditor   s signature. Please include
a signed consent.
       You may contact Eiko Yaoita Pyles at 202-551-3587 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameAndrew Spring                                Sincerely,
Comapany NameEmpower Ltd.
                                                               Division of
Corporation Finance
June 8, 2021 Page 2                                            Office of
Manufacturing
FirstName LastName